SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company

CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON SEPTEMBER 29, 2006

DATE, TIME AND PLACE: On September 29, 2006, at 11:00 am, at the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, block 1, Barra da Tijuca District, Rio de Janeiro (RJ).

ATTENDANCE: Shareholders representing more than 2/3 (two thirds) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Stefano De Angelis, Chief Financial and Investors Relations Officer, and Mr. Antonio Carlos Rovai, Member of the Statutory Audit Committee of the Company.

CHAIRED BY: Chairman – Mr. Marcelo Rodrigues; Secretary – Mr. Fabiano Gallo.

CALL: Call notice published at (a) Diário Oficial do Estado do Rio de Janeiro on September 6, 11 and 12, 2006; (b) Jornal do Brasil on September 6, 8 and 11, 2006; and (c) Gazeta Mercantil on September 6, 8 and 11, 2006.

AGENDA: (1) examine, discuss and approve the Company’s capital increase proposal, without the issuance of new shares, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one Reais and eighty seven cents); (2) examine, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit granted to the Company’s subsidiaries during the fiscal year of 2005, in the amount of R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one Reais and forty eight cents); (3) approve the amendment to Article 5 of the Bylaws, in view of the capital increases mentioned in items (1) and (2) above, being the corporate capital increased to R$7,512,709,900.16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred Reais and sixteen cents); (4) examine, discuss and approve the Company’s management compensation proposal for the fiscal year of 2006; and (5) examine, discuss and approve the proposal for the revision of the Statutory Audit Committee members’ compensation for the fiscal year of 2006.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matters to be deliberated in this Shareholders’ Meeting, since they are fully know by all; (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and Secretary and filed at the Company’s headquarters, pursuant to Section 130, paragraph 1 of Law 6,404/76; (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders, were authorized as provided in Section 130, paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Upon review and discussion of the matters contained in the Agenda, the shareholders resolved: (1) to approve, by unanimous vote and without any restriction, the Company’s capital increase proposal, upon the capitalization of the Reserve for Future Capital Increase in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one Reais and eighty seven cents). The capitalization approved and implemented herein shall be in favor of all the Company’s shareholders, without the issuance of new shares, as set forth in paragraph 1 of Section 169 of Law 6,404/76. It is registered that the capitalization herein [approved] has been reviewed by the Board of Directors and by the Statutory Audit Committee of the Company during the meetings held on September 5, 2006; (2) to approve, by majority of the votes, the Company’s capital increase proposal, with the issuance of new shares, upon capitalization of a portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit granted to the Company’s subsidiaries during the fiscal year of 2005, which benefit results from the amortization of the goodwill absorbed by the Company’s subsidiaries during the fiscal year of 2000. Pursuant to the CVM Ruling 319/99 and Split-off and Merger Protocols in connection with the matter hereon, the portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit was capitalized in the subsidiaries, followed by the capitalization in the Company for the benefit of TIM Brasil Serviços e Participações S.A.(“TIM Brasil”), the beneficiary and holder of such credits (“Credits”). Set forth bellow are the terms of the capital increase proposal approved herein, which capital increase is not subject to confirmation by a new Shareholders’ Meeting: (a) Amount of the Capital Increase: the amount of the capital increase is of R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one Reais and forty eight cents); (b) Issuance and Subscription Price: the issuance and subscription price is of R$8.92 (eight Reais and ninety two cents) per block of 1,000 common shares issued by the Company and of R$6.13 (six Reais and thirteen cents) per block of 1,000 preferred shares issued by the Company, both prices based on the average price of the shares issued by the Company at the São Paulo Stock Exchange - BOVESPA during the past 10 trading sessions prior to the date of this Special Shareholders’ Meeting (that is, based on the average price registered during the past 10 trading sessions prior to September 29, 2006). The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders; (c) Justification of the Issuance Price: the establishment of the issuance price was based on item III, paragraph 1, of Section 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are part of the Ibovespa index and the determination of the issuance price as set forth in item (b) above intends to avoid the disruption between such issuance price and the Company’s shares price at the stock exchange; (d) Number and Type of Shares to be Issued: 2.427.042.369 (two billion, four hundred and twenty seven million, forty two thousand, three hundred and sixty nine) common shares and 4.698.352.944 (four billion, six hundred and ninety eight million, three hundred and fifty two thousand, nine hundred and forty four) preferred shares, all book entry and without par value. The current ratio of common and preferred shares in the Company’s capital stock shall be maintained (34,06% of common shares and 65,94% of preferred shares); (e) Preemptive Rights: the Company’s shareholders shall be entitled to exercise their preemptive right, in accordance with paragraph 2 of Section 171 of Law 6,404/76. TIM Brasil subscribes and pays in full, on demand, the totality of the capital increase, upon the use of the Credits, and, therefore, no shares shall be left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be delivered to TIM Brasil, provided that each shareholder’s ratio in such capital increase is observed. The preemptive right shall be exercised within 30 (thirty) days as of the publication of the Minutes of this Special Shareholders’ Meeting; and (f) Dividends: the newly issued shares shall be fully entitled to the dividends and other proceeds relating to fiscal year of 2006, and shall not be entitled to the dividends and/or other proceeds relating to the fiscal year of 2005, which have been resolved on the Annual Shareholders’ Meeting held on March 7, 2006. It is registered hereby that the capitalization approved herein was reviewed by the Board of Directors and by the Statutory Audit Committee of the Company during the meeting held on September 5, 2006. The shareholders Norges Bank and The Master Trust Bank of Japan Ltd presented votes against the proposal approved hereinabove, which have been initiated by the Chairman and Secretary and shall be filed at the Company’s headquarters; (3) to approve, by majority of the votes, the amendment to Article 5 of the Bylaws, which deals about the Company’s capital stock, in view of the capital increases referred to in items (1) and (2) above, which capital stock shall be of R$7,512,709,900.16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred Reais and sixteen cents). The Article 5 of the Bylaws shall be read as follows: “Art. 5º - The subscribed and fully paid capital stock is R$7.512.709.900,16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred reais and sixteen cents), represented by 2.392.714.859.566 (two trillion, three hundred and ninety two billion, seven hundred and fourteen million, eight hundred and fifty nine thousand, five hundred and sixty six) shares, of which 793.544.276.988 (seven hundred and ninety three billion, five hundred and forty four million, two hundred and seventy six thousand, nine hundred and eighty eight) are common shares and 1.536.170.582.578 (one trillion, five hundred and thirty six billion, one hundred and seventy million, five hundred and eighty two thousand, five hundred and seventy eight) are preferred shares, all of them registered shares, with no par value.”. The shareholders Norges Bank and The Master Trust Bank of Japan Ltd presented votes against the proposal approved hereinabove, which have been initiated by the Chairman and Secretary and shall be filed at the Company’s headquarters; (4) to approve, by unanimous vote and without any restriction, the proposal for the compensation of the Board of Directors and Board of Executive Officers’ members relating to the fiscal year of 2006, in the following terms: (a) Compensation of the Board of Directors: global annual compensation of the Board of Directors in the amount of R$351,000.00 (three hundred and fifty one thousand Reais); (b) Compensation of the Board of Executive Officers: global annual compensation of the Board of Executive Officers in the amount of R$8,120,000.00 (eight million, one hundred and twenty thousand Reais). As regards the Board of Executive Officers’ compensation, 48% of the amount approved herein corresponds to a fix compensation and 52% corresponds to a variable compensation (bonus/ profit sharing to be determined in accordance with the Company’s variable compensation policy). It is registered hereby that such proposal was reviewed by the Board of Directors of the Company during the meeting held on September 5, 2006; and (5) to approve, by unanimous vote and without any restriction, with the abstention from the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the proposal for the revision of the global compensation of the Statutory Audit Committee for the fiscal year of 2006, approved by the Annual Shareholders’ Meeting held on March 7, 2006, in order to increase such compensation to R$562,500.00 (five hundred and sixty two thousand and five hundred Reais), representing an increase of R$22,500.00 (twenty two thousand and five hundred Reais) in relation to the amount previously approved by the shareholders in March, 2006. It is registered hereby that the present proposal was approved by the members of the Statutory Audit Committee, as well as reviewed by the Board of Directors of the Company during the meeting held on September 5, 2006. It is also mentioned herein that the shareholder José Teixeira de Oliveira has asked to be registered in the present minutes his approval, without any restrictions, of the totality of the items contained in the Agenda.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and Secretary, as well as by the shareholders identified bellow.

Marcelo Rodrigues	Fabiano Gallo
Chairman	Secretary

TIM Brasil Serviços e Participações S.A.
p.p. Guido Vinci

Vailly S.A.
Tanlay S.A.
p.p. Luciana Novazzi

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI
p.p. Katia Luzia Antunes Bittencourt

Norges Bank
CNA-Capital International Emerging Markets Equity Trust
The Master Trust Bank of Japan Ltd
Capital International. Emerging Markets Fund
Emerging Markets Growth Fund Inc
Capital Guardian Emerging Markets Equity Fund for Tax Exempt Trusts
p.p. Daniel Alves Ferreira

José Teixeira de Oliveira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 29, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer